UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-11333

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KAYDON CORPORATION EMPLOYEE STOCK

OWNERSHIP AND THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KAYDON CORPORATION

315 E. EISENHOWER PARKWAY

SUITE 300

ANN ARBOR, MI 48108

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Index to Financial Statements and

Supplemental Schedule

December 31, 2011 and 2010 and

Year ended December 31, 2011

The following documents are attached hereto as exhibits:

In accordance with the instruction to this Form 11-K, plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Kaydon Corporation, as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kaydon Corporation Employee Stock Ownership and Thrift Plan

Date: June 27, 2012

By: /s/ Anthony T. Behrman
Anthony T. Behrman
Vice President – Human Resources,
On behalf of Kaydon Corporation as Plan Administrator

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Audited Financial Statements and

Supplemental Schedule

December 31, 2011 and 2010, and

Year Ended December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Kaydon Corporation Employee Stock

Ownership and Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Kaydon Corporation Employee Stock Ownership and Thrift Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 27, 2012

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value:
Mutual funds	$45,483,694	$46,308,294
Kaydon Corporation common stock	6,754,555	9,152,812

Total investments	52,238,249	55,461,106
Receivables:
Notes receivable from participants	1,241,399	331,105
Employer contribution receivable	—	605,397
Other receivable	4,357	26,221
Dividend receivable	44,376	43,375

Total assets	53,528,381	56,467,204

Liabilities
Corrective distributions	16,609	6,504

Total liabilities	16,609	6,504

Net assets reflecting all investments at fair value	$53,511,772	$56,460,700

Net assets available for benefits	$53,511,772	$56,460,700

See accompanying notes.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Statement of Changes in Net Assets Available for Benefits

For Year Ended December 31, 2011

Additions
Participant contributions	$4,288,807
Interest and dividend income on investments	1,058,493
Interest income on notes receivable from participants	42,797
Employer contributions	623,134

Total additions	6,013,231
Deductions
Benefit payments to participants	5,125,283
Administrative expenses	21,620

Total deductions	5,146,903
Net depreciation in fair value of investments	(3,815,256)

Net decrease	(2,948,928)
Net assets available for benefits at beginning of year	56,460,700

Net assets available for benefits at end of year	$53,511,772

See accompanying notes.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2011 and 2010, and

Year Ended December 31, 2011

1. Description of Plan

The following description of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution plan. Effective June 1, 2010, all employees of Kaydon Corporation and its subsidiaries and affiliates (the “Company”), excluding employees of the collectively bargained group of Canfield Technologies Inc., and foreign subsidiaries are eligible to participate in the Plan (“eligible employees”) after meeting certain age and service requirements. Eligible employees are able to participate in the Plan following attainment of age 18 and completion of at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective June 1, 2010, the ACE Controls, Inc. Employee Retirement Plan, the Purafil, Inc. 401(k) Profit Sharing Plan and the Avon Bearings Corporation 401(k) Profit Sharing Plan were merged into the Plan. As a result, employees of ACE Controls, Inc., Purafil, Inc., and Avon Bearings Corporation are eligible to participate in the Plan on and after June 1, 2010.

Also effective June 1, 2010, the Plan’s trustee and recordkeeper was changed from Prudential Bank & Trust, FSB (“Prudential”) to Fidelity Management Trust Company (“Fidelity”).

The amended and restated Plan, which reflects the merger of the ACE Controls, Inc. Employee Retirement Plan, the Purafil, Inc. 401(k) Profit Sharing Plan and the Avon Bearings Corporation 401(k) Profit Sharing Plan into the Plan, and the change in trustee and recordkeeper, was filed with the Securities and Exchange Commission as Exhibit 10.1 to the Company’s Current Report on Form 8-K on June 7, 2010 and was submitted to the Internal Revenue Service (“IRS”) on January 28, 2011 for a letter of determination as to the continued tax-qualified status of the Plan, which has been received.

Contributions

Participants may authorize the Company to make tax deferred elective contributions on their behalf of not less than 1% nor more than 50% of their compensation, subject to the

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2011 and 2010, and

Year Ended December 31, 2011

limitations established by the Internal Revenue Code (“IRC”). The maximum allowable contribution for the year, including pre-tax employee contributions, employer matching, and discretionary profit sharing contributions, was the lesser of 100% of compensation or the applicable limit established by the IRC.

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

The Company may make discretionary contributions to the Plan. During 2011 and 2010, the Company contributed a matching contribution equal to 25% of elective contributions, excluding catch-up contributions available to employees 50 years of age or older, to eligible employees at the following subsidiaries:

•	Canfield Technologies, Inc. based on compensation earned during all of 2011 and 2010.

•	Indiana Precision, Inc., based on compensation earned on or after January 4, 2010.

•	Tridan International, Inc., based on compensation paid after January 1, 2011.

During 2011, the Company also contributed a matching contribution equal to 100% of elective contributions each payroll period, to a maximum of 3% of compensation, to all other eligible employees who were not already benefiting from an employer-funded retirement benefit. Employees eligible for this match included:

•

Employees last hired on or after November 1, 2010 by Industrial Tectonics, Inc. and included in the collective bargaining unit represented by the International Union Automobile, Aerospace and Agricultural Implement Workers of America, UAW, Local #38, based on compensation paid after January 1, 2011.

•

Employees last hired on or after December 5, 2009 by Kaydon Corporation and included in the collective bargaining unit represented by the International Association of Machinists and Aerospace Workers, AFL-CIO, Local Lodge #2597, based on compensation paid after September 4, 2011.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2011 and 2010, and

Year Ended December 31, 2011

•	ACE Controls, Inc. employees based on compensation paid after January 1, 2011.

•	Avon Bearings Corporation employees based on compensation paid after January 1, 2011.

•	Purafil, Inc. employees based on compensation paid after January 1, 2011.

•	Employees last hired on or after March 15, 2009, based on compensation paid after January 1, 2011, and employed by:

•	Kaydon Corporation

•	Industrial Tectonics, Inc.

•	Kaydon Custom Filtration Corporation

•	Kaydon Ring & Seal, Inc.

•	The Cooper Split Roller Bearing Corporation

There were no other discretionary contributions for the 2011 plan year; all matching employer contributions were contributed in 2011 and there was no related contributions receivable asset as of December 31, 2011. Discretionary contributions receivable totaling $605,397 were a plan asset at December 31, 2010, and were contributed to the plan in 2011.

Participant Accounts

Individual accounts are maintained for each participant to reflect the participants’ contributions, the employer contributions, investment earnings/losses, and administrative expenses. Investment earnings/losses are allocated based on each participant’s relative account balance within the respective fund. A participant forfeits the non-vested portion of employer contributions upon five consecutive breaks in service (a single break in service is defined as a Plan year during which a participant fails to complete 501 hours of service). Forfeited amounts are applied to reduce future employer contributions or to pay Plan administrative expenses and were not material.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2011 and 2010, and

Year Ended December 31, 2011

Vesting

Participants have a non-forfeitable right to their contributions and any earnings thereon. Any employer contributions vest over a six-year period – 10% after one year, 20% after two years, and 20% for each additional year to a maximum of 100%. Employees hired prior to June 1, 2010, who participated in the Purafil, Inc. or Avon Bearings Corporation 401(k) Profit Sharing Plans, vest in their employer contributions under the provisions of their prior plans (4-year graded vesting for Purafil, Inc. and 5-year graded vesting for Avon Bearings Corporation 401(k) Profit Sharing plans). A participant who terminates employment due to death, disability, or normal retirement shall be 100% vested in any employer contributions.

Notes Receivables from Participants

The 401(k) profit sharing plans of both Avon Bearings Corporation and Purafil, Inc. offered loans prior to their merger into the Plan. Loans existing prior to the merger were allowed to continue under their existing terms until repaid.

In December 2010, the Plan was amended to allow all participants to borrow from their 401(k) account effective January 1, 2011. Participants may borrow a minimum of $1,000 up to a maximum of 50% of the participant’s vested account balance (not to exceed $50,000, or such lesser amount as required by the IRC). The interest rate is determined quarterly and is equal to the prime rate plus 1%. Payments on participants’ loans are made through payroll deductions. Participants are charged a nominal fee related to the processing of loans which are used to offset a portion of the associated administrative costs.

Loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 10.5%.

Payment of Benefits

Participants may elect to have benefits paid via distribution of the Company’s common stock, cash or a combination thereof, subject to the provisions of the Plan. The payment date, unless postponed by the participant (or beneficiary in the case of a participant’s death), must be not later than sixty days after the end of the Plan year in which the participant attains age 65, retires, terminates or dies, contingent upon completion of the required distribution paperwork. Distributions for terminated and retired participants may be deferred until April 1st following the date the participant reaches the age of 70 1/2 if the value of the distribution

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2011 and 2010, and

Year Ended December 31, 2011

exceeds $1,000. Active participants may continue to contribute into the Plan as long as they are employed by the Company. As described in the Plan, in certain hardship situations or upon attainment of age 59 1/2, participants may withdraw a portion of their account balance while actively employed.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to their account and is notified prior to the time that such rights are requested to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by a participant.

Plan Termination

Although it has not expressed the intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Expenses arising from termination would be allocated to the participants’ accounts in accordance with the Plan and the IRC.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Reclassifications

When appropriate certain items in the prior year financial statements may be reclassified to conform to the presentation used in the current year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants accrues at the prime rate plus one percent (certain loans existing prior to plan

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2011 and 2010, and

Year Ended December 31, 2011

mergers bear interest at rates that range from 5.25% to 10.5%) and is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments, the Plan administrator will deem the participant loan to be a benefit payment and the participant loan balance will be reduced and a benefit payment recorded.

Corrective Distributions

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding deduction from participant contributions in the statement of changes in net assets available for benefits. The Plan distributed the excess contributions made during 2011 to the applicable participants on March 5, 2012.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Although not required to do so, the Company paid certain administrative expenses of the Plan during 2011. The remaining administrative expenses were paid for out of Plan assets.

Investment Valuation

The Plan offers diversified investment options to its participants including mutual funds and Kaydon Corporation common stock. The Plan’s investments are stated at fair value. All mutual fund investments and Kaydon common stock were valued at quoted market prices on the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investments can be redeemed on a daily basis.

Guidance from the Financial Accounting Standards Board (the “FASB”) on fair value measurements includes a fair value hierarchy that is intended to increase consistency and

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2011 and 2010, and

Year Ended December 31, 2011

comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010:

		Fair Value Measurement at December 31, 2011 Using:
	Total Fair Value Measurement at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Life Cycle Funds	$26,605,186	$26,605,186	—	—
Domestic Equity Funds	8,776,180	8,776,180	—	—
Bond Fund	5,561,110	5,561,110	—	—
Short Term Money Market	2,890,043	2,890,043	—	—
International Equity Fund	1,651,175	1,651,175	—	—
Kaydon Corporation common stock	6,754,555	6,754,555	—	—

Total investments at fair value	$52,238,249	$52,238,249	—	—

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2011 and 2010, and

Year Ended December 31, 2011

		Fair Value Measurement at December 31, 2010 Using:
	Total Fair Value Measurement at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Life Cycle Funds	$27,679,254	$27,679,254	—	—
Domestic Equity Funds	8,181,473	8,181,473	—	—
Bond Fund	4,865,099	4,865,099	—	—
Short Term Money Market	3,918,039	3,918,039	—	—
International Equity Fund	1,664,429	1,664,429	—	—
Kaydon Corporation common stock	9,152,812	9,152,812	—	—

Total investments at fair value	$55,461,106	$55,461,106	—	—

All investments held through Fidelity are publicly traded and are considered level 1 assets in the fair value hierarchy and include investments in mutual funds and Kaydon Corporation common stock.

3. Investments

Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31,
	2011	2010
Kaydon Corporation common stock	$6,754,555	$9,152,812
T. Rowe Price Retirement 2020 Fund	6,043,661	6,543,439
T. Rowe Price Retirement 2025 Fund	5,228,245	5,364,700
Pimco Total Return Fund	5,561,110	4,865,099
T. Rowe Price Retirement 2015 Fund	3,658,550	4,427,062
T. Rowe Price Retirement 2030 Fund	4,426,913	4,216,253
Fidelity Retirement Government Money Market Fund	2,890,043	3,918,039

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2011 and 2010, and

Year Ended December 31, 2011

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value by $3,815,256 as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Mutual funds	$(1,613,106)
Kaydon Corporation common stock	(2,202,150)

$(3,815,256)

4. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements at December 31, 2011	$53,511,772
Less dividends receivable at December 31, 2011	(44,376)

Net assets available for benefits per the Form 5500 at December 31, 2011	$53,467,396

Net assets available for benefits per the financial statements at December 31, 2010	$56,460,700
Less dividends receivable at December 31, 2010	(43,375)

Net assets available for benefits per the Form 5500 at December 31, 2010	$56,417,325

The following is a reconciliation of interest and dividends on investments per the financial statements to the Form 5500 for the year ended December 31, 2011:

Interest and dividends on investments paid to the Plan per the financial statements	$1,058,493
Add dividends receivable at December 31, 2010	43,375
Less dividends receivable at December 31, 2011	(44,376)

Interest and dividends on investments paid to the Plan per the Form 5500	$1,057,492

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2011 and 2010, and

Year Ended December 31, 2011

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

6. Related Party Transactions

The Plan holds units of mutual fund investments managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2011, the Plan received $172,321 in common stock dividends from the Company.

7. Tax Status

The Plan has received a determination letter from the IRS dated May 23, 2012, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2011 and 2010, and

Year Ended December 31, 2011

8. New Accounting Pronouncements and Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued new guidance amending certain existing fair value disclosures and requiring a number of additional disclosures. The guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The guidance also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the guidance introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. The adoption of this guidance did not have a material impact on the Plan. In May 2011, the FASB issued new accounting guidance to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards. In addition, the new guidance requires additional fair value disclosures. The guidance is to be applied prospectively and will be effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of this guidance will have on the Plan’s financial statements.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

EIN #13-3186040            Plan #002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*Fidelity Investments Institutional Operations Company, Inc.
	T. Rowe Price Retirement 2020 Fund		$6,043,661
	T. Rowe Price Retirement 2025 Fund		5,228,245
	Pimco Total Return Fund		5,561,110
	T. Rowe Price Retirement 2015 Fund		3,658,550
	T. Rowe Price Retirement 2030 Fund		4,426,913
	Fidelity Retirement Government Money Market Fund		2,890,043
	T. Rowe Price Retirement 2010 Fund		2,433,643
	American Funds Growth Fund of America		2,061,142
	T. Rowe Price Small-Cap Value Fund		1,938,366
	Thornburg International Value Fund		1,651,175
	Prudential Jennison Small Company Fund		1,729,248
	Dodge & Cox Stock Fund		1,579,596
	T. Rowe Price Retirement 2035 Fund		1,474,695
	Fidelity Spartan 500 Index Fund		1,467,828
	T. Rowe Price Retirement 2040 Fund		1,326,945
	T. Rowe Price Retirement Income Fund		710,637
	T. Rowe Price Retirement 2045 Fund		616,772
	T. Rowe Price Retirement 2005 Fund		432,369
	T. Rowe Price Retirement 2050 Fund		172,809
	T. Rowe Price Retirement 2055 Fund		79,947

*Kaydon Corporation	Kaydon Corporation common stock		6,754,555

*Participant loans	Interest rates range from 4.25% to 10.50%, with various maturity dates	$—	1,241,399

			$53,479,648

*	Party-in-interest

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm